Webzen Inc.
Daelim Acrotel Building, 8th Floor,
467-6 Dogok-dong, Kangnam-ku,
Seoul, Korea 135-971

October 15, 2009

By EDGAR

Mr. Stephen G. Krikorian
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Webzen Inc. Form 20-F for the Fiscal Year Ended December 31, 2008 (File No. 000-50476)

Dear Mr. Krikorian:

We respectfully submit this letter in response to comments received from the staff of the Securities and Exchange Commission (the “Staff”) via letter dated September 15, 2009, relating to the Form 20-F of Webzen Inc. (the “Company”) for the fiscal year ended December 31, 2008 (the “2008 Form 20-F”).

Regarding our responses to your comments, the Company recognizes and acknowledges the following:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Set forth below are our responses to the Staff comments. For your convenience, we have restated the comments from the Staff in italicized type and have followed each comment with our response thereto. References to “we,” “us”

and “our” in the responses set forth below are to the Company, unless the context otherwise requires. We propose to file the amendment to the 2008 Form 20-F after the Staff had an opportunity to review our proposed changes and when we are close to clearing the outstanding comments.

Item 3. Key Information

3.D.         Risk Factors, page 4

1.           We note your disclosures on page 6 and 20 that you compete with online casual game and game portal companies such as NHN, which became your largest shareholder in September 2008. Please include a risk factor alerting investors that a significant percentage of the shareholder voting power is held by a competitor of the company and that NHN Games controls the company’s Board of Directors through voting arrangements. The risk factor-should specifically address any risks, including conflicts of interest, associated with this change in control.

Response:

In response to the Staff’s comment, we will add a risk factor as set forth below:

We may have conflicts of interest with NHN Games. Because of NHN Games’ significant ownership interest in and control over us, we may not be able to resolve such conflicts on terms favorable to us.

Since May 2008, NHN Games Co., Ltd. (“NHN Games”), a developer of massively-multiplayer online games (“MMOGs”) and one of our potential competitors based in Korea, purchased common stock of our company (the “Common Shares”) from various shareholders including our prior controlling shareholders. As a result, it has gained control of our company and owned 3,469,784 Common Shares or 29.26% of the outstanding Common Shares as of June 18, 2009. In addition, NHN Games entered into an arrangement with Nam-Ju Kim, Ki-Yong Cho, Kil-Saup Song, Hyung-Cheol Kim and Chang Keun Kim that they would have a good faith discussion with NHN Games before exercising any voting rights of the Common Shares and that they shall exercise voting rights together in the same direction in accordance with the discussion for matters relating to changing or influencing control of our company. Based on such arrangement, the individuals referred to above each executed and delivered a power of attorney appointing NHN Games as the attorney-in-fact with full power and authority to act with respect to all matters related to Section 147 of the Capital Market and Financial Investment Business Act of Korea, which sets forth the obligation to report beneficial ownership of equity securities of more than 5% of a class of stock listed on Korea Exchange or KOSDAQ. As a result, NHN Games effectively controlled 37.76% of our outstanding Common Shares as of June 18, 2009. Such share holding gives NHN Games the power to significantly affect the actions that require shareholder approval under Korean law and our articles of incorporation, including the election and removal of any member of our board of directors, mergers, consolidations and other business combinations and changes to our articles of incorporation. As a result of NHN Games’ share ownership, its voting power may cause transactions to occur that might not be beneficial to you as a holder of ADSs and may prevent transactions that would be beneficial to you. For example, NHN Games’ voting power may prevent a transaction involving a change of control of us, including transactions in which you as a holder of our ADSs might otherwise receive a premium for your securities over the then-current market price. Similarly, NHN Games may approve a merger or consolidation of our company, which you may disapprove. In addition, NHN Games is not prohibited from selling a controlling interest in us to a third party and may do so without your approval. NHN Games’ voting power and control over us could also cause transactions to occur that might not be beneficial to you as a holder of ADSs and could prevent transactions that would be beneficial to you. NHN Games’ decisions with respect to us or our business may be resolved in ways that favor NHN Games, which may not coincide with the interests of our other shareholders.

4.D. Property, Plant and Equipment, page 22

2.           We note your statement that you currently lease 56,009 square feet of space and that you do not own any factories or other manufacturing facilities. Please tell us how the leased space is used and whether you consider the lease to be material to your company. If so, please file the lease agreement as an exhibit to the Form 20-F pursuant to paragraph 4(b )(iv) to the Instructions as to Exhibits.

Response:

As of June 30, 2009, we rented the 8th, 9th and 14th floors of Daelim Acrotel Building at 467-6 Dogok-dong, Kangnam-ku, Seoul, Korea (46,279 square feet in aggregate), which are used as office space, and the 7th and 8th floors of Seowon Building at 1675-1 Seocho-dong, Seocho-ku, Seoul, Korea (9,820 square feet in aggregate), which are used as office space. In response to the Staff’s comment, we will file the English translation of all of our lease agreements as exhibits to the 2008 Form 20-F. Such lease agreements will also be provided to you as supplemental information for your review.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management, page 34

3.           Please disclose in this section that all but Mr. Hyung-Cheol Kim were selected as a result of the change in control that occurred in October 2008 whereby NHN Games took control of the company’s management and replaced all of the members of the board of directors. Refer to Item 6.A.S of Form 20-F.

Response:

In response to the Staff’s comment, we will add a paragraph at the bottom of Item 6.A. as set forth below:

All of our current Directors but Hyung-Cheol Kim and Hyuk-Yun Kim were elected as Directors at the extraordinary general meeting of shareholders held on October 24, 2008 after NHN Games purchased Common Shares from our prior controlling shareholders. Hyuk-Yun Kim was elected as an Outside Director at the annual general meeting of shareholders held on March 27, 2009.

6.C. Board Practices, page 35

4.           You state that your Audit Committee is currently comprised of the following three independent Directors: Chang Won Lee, Seung Han Ha and Hyuk-Yun Kim. According to the company’s Form 6-K filed on March 27, 2009, you reported that Hwi Jun Sin was a member of the Audit Committee for a portion of the fiscal year ended December 31, 2008, and was replaced by Hyuk-Yun Kim on March 27, 2009 when Hwi Jun Sin resigned. Please disclose all of the directors who served on the board, and the committees on which they served, during the fiscal year ended December 31,2008.

Response:

In response to the Staff’s comment, we will add a paragraph at the bottom of Item 6.A. as set forth below:

In 2008 and the first half of 2009, the composition of our Board changed several times. Our prior Chief Financial Officer and Director, Won Seon Kim, resigned on February 4, 2008. Outside Directors Moon Kyu Kim, Sang Woo Park and Yong Gu Kim resigned soon before the annual general meeting of shareholders held on March 28, 2008, and Directors Yong-Seo Choi, Hyung-Cheol Kim and Seong-Hoon Joo and Outside Directors Beom-Soo Seo, Young-Bong Yoon and Young-Hwan Choi were elected at that annual general meeting of shareholders. At the same meeting, the three Outside Directors were also selected as Audit Committee members. On July 10, 2008, Director Yong-Seo Choi resigned. Our prior Representative Director and Chief Executive Officer, Nam Ju Kim, Director Kil-Saup Song and Outside Directors Beom-Soo Seo, Young-Bong Yoon and Young-Hwan Choi resigned soon before the extraordinary general meeting of shareholders held on October 24, 2008, and Directors Chang Keun Kim and Byoung Gwan Kim and Outside Directors Chang Won Lee, Seoung Han Ha and Hwi Joon Shin were elected at that extraordinary general meeting of shareholders. At the same meeting, the three Outside Directors were also selected as Audit Committee members. Chang Keun Kim was selected as the Representative Director at a subsequent Board meeting. Outside Director Hwi Joon Shin resigned soon before the annual general meeting of shareholders held on March 27, 2009, and Hyuk-Yun Kim was elected as an Outside Director and selected as an Audit Committee member at that annual general meeting of shareholders.

Please note that the spelling of Hwi Joon Shin’s name was incorrect in our previous reports and will be revised in the amendment to the Form 20-F that will be filed with the Commission.

Item 7. Major Shareholders and Related Party Transactions

7.A. Major Shareholders, page 39

5.           It appears there was a significant change in the number of shares held by NHN Games during the past three years. Please provide the disclosure required by Item 7.A.1(b) and 7.A.3 of Form 20-F.

Response:

In response to the Staff’s comment, we will add a paragraph right above the last paragraph of Item 7.A. as set forth below:

Since May 2008, NHN Games purchased Common Shares from various shareholders including our prior controlling shareholders. See Item 4. Information on the Company – 4.A. History and Development of the Company. As a result, the number of Common Shares held by NHN Games increased from 0 shares as of April 30, 2008 to 3,469,784 shares or 29.26% of the outstanding Common Shares as of June 18, 2009. In addition, NHN Games entered into an arrangement with Nam-Ju Kim, Ki-Yong Cho, Kil-Saup Song, Hyung-Cheol Kim and Chang Keun Kim that they would have a good faith discussion with NHN Games before exercising any voting rights of the Common Shares and that they shall exercise voting rights together in the same direction in accordance with the discussion for matters relating to changing or influencing control of our company. Counting in the shares held by such individuals, NHN Games effectively controlled 37.76% of our outstanding Common Shares as of June 18, 2009. Such share holding gives NHN Games the power to significantly affect the actions that require shareholder approval under Korean law and our articles of incorporation, including the election and removal of any member of our board of directors, mergers, consolidations and other business combinations and changes to our articles of incorporation.

6.           Please disclose the number of record holders in the host country. See Item 7.A.2 of Form 20-F.

Response:

In response to the Staff’s comment, we will revise the last paragraph of Item 7.A. as set forth below:

According to JPMorgan Chase Bank, depositary for our ADSs, as of December 31, 2008, 1,971,771 shares of our common shares were held in the form of ADSs, representing 15% of total outstanding common shares, and there were 2,052 record holders of ADSs in the United States.

Item 7.B. Related Party Transactions, page 40

7.           Please expand your disclosure regarding the nature and extent of the related party transactions by discussing the purpose of the transaction, with respect to the contribution to Webzen China, and by disclosing the material terms of the NHN-related agreements. Regarding the stand-by letter of credit and payment guarantee relating to Webzen Taiwan and the loan agreement with Webzen America, please include the largest amount outstanding under each of the facilities as of the latest practicable date.

Response:

In response to the Staff’s comment, we will revise Item 7.B. as set forth below. Please note that we deleted the description of our agreement with nPluto Co, Ltd. (“nPluto”) because we learned that it is no longer an affiliate of NHN Corp., as NHN Corp.’s share ownership in nPluto dropped below 20% on June 1, 2009, and it was excluded from being a designated affiliated company under Korean law. Moreover, our agreement with nPluto is not a material contract as payments made under the agreement are insignificant in size (the aggregate payments made under the agreement to date was less than US$120,000).

Contribution to Webzen Taiwan

We opened a stand-by letter of credit at Hana Bank until December 18, 2009 for our business in Taiwan and, in turn, Hana Bank provided a payment guarantee of US$660,000 for Webzen Taiwan’s loan from a local bank in Taiwan. During the fiscal year ended December 31, 2008, the largest amount outstanding of the loan to Webzen Taiwan from the Taiwan local bank was approximately US$167,000.

Contribution to Webzen China

On April 11, 2008 and December 5, 2008, we contributed ~~W~~977 million and ~~W~~476 million, respectively to Webzen China’s capital in order to provide working capital.

Loan to Webzen America

We extended a US$450,000 aggregate amount loan to Webzen America on March 18, 2008 and August 19, 2008. The term was for three years and the interest rate was 5%. Webzen America will use the proceeds of the loan for general corporate use. During the fiscal year ended December 31, 2008, the largest amount outstanding of the loan to Webzen America from us was approximately US$395,000.

Contracts with NHN Games or its Affiliates

In March 2009, we entered into a channeling agreement with NHN Corp. Under the agreement, we distribute our game Soul of the Ultimate Nation (SUN) in Korea through NHN Corp.’s online game portal, www.hangame.com, and use NHN Corp.’s virtual cash (Han Coin) settlement system in exchange for fees and a certain percentage of profit generated through the portal.

In April 2009, we entered into a service agreement with NHN Games to have it develop and maintain our game Parfait Station. Under the agreement, NHN Games undertook to develop our discontinued online game Parfait Station, deliver by a certain date a version that is ready to be commercialized and maintain the game after commercialization in exchange for certain installment payments during the development stage and a percentage of net revenue generated from the game after commercialization.

In May 2009, we entered into a three-year exclusive license agreement with NHN USA Inc. to distribute Soul of the Ultimate Nation (SUN) in the United States, Canada, Mexico and the United Kingdom through www.ijji.com. Under the agreement, we are to receive software development and installation fees, a percentage of net revenue generated in the licensed territory as running royalty (with minimum guarantee amounts) and additional incentives when certain milestone sales figures are achieved.

In June 2009, we entered into a outsourcing agreement with NHN Games where we are to provide services relating to strategy, marketing, promotion and businesses abroad. NHN Games is to pay ~~W~~93,750,000 per month for such services. The term of the agreement is to end on December 31, 2009, and will be automatically renewed for one year unless a party notifies termination of the agreement 30 days prior to the end of each contract period.

Item 10. Additional Information

Item 10.C. Material Contracts, page 48

8.           Please disclose the material terms of the contracts listed under this section, including any amount of consideration passing to or from the company or any member of the group.

Response:

In response to the Staff’s comment, we will revise Item 10.C. as set forth below:

10.C.  Material Contracts

•
In April 2008, we terminated the publishing rights contract for the online game APB with RTW, and RTW agreed to reimburse part of the development cost we have invested by paying us certain fixed amounts and a percentage of the net receipt it will collect for three years after the commercial launch of APB.

•
In May 2008, we entered into a three-year exclusive license agreement with NHN USA Inc. for the distribution of Huxley in North America and most of the western European countries through www.ijji.com. Under the agreement, we are to receive software development and installation fees, a percentage of net revenue generated in the licensed territory as running royalty (with minimum guarantee amounts) and additional incentives when certain milestone sales figures are achieved.

•
In April 2009, we entered into a service agreement with NHN Games to have it develop and maintain our game Parfait Station. Under the agreement, NHN Games undertook to develop our discontinued online game Parfait Station, deliver by a certain date a version that is ready to be commercialized and maintain the game after commercialization in exchange for certain installment payments during the development stage and a percentage of net revenue generated from the game after commercialization.

•
In May 2009, we entered into a three-year exclusive license agreement with NHN USA Inc. to distribute Soul of the Ultimate Nation (SUN) in the United States, Canada, Mexico and the United Kingdom through www.ijji.com. Under the agreement, we are to receive software development and installation fees, a percentage of net revenue generated in the licensed territory as running royalty (with minimum guarantee amounts) and additional incentives when certain milestone sales figures are achieved.

Item 16. Reserved, page 60

General

9.           Please provide a concise summary of any significant ways in which your corporate governance practices differ from those followed by domestic companies under the listing standards of Nasdaq. Alternatively, include a cross-reference to the section titled “Difference between Nasdaq requirements and home country practices” on page 36. See Item 16G of Form 20F.

Response:

In response to the Staff’s comment, we will add a new section named “Item 16G. Corporate Governance” and include a cross-reference to the subsection titled “Difference between Nasdaq requirements and home country practices.”

Item 16A. Audit Committee Financial Expert, page 60

10.           You state that Seung-Han Ha, the company’s audit committee financial expert, is independent “as defined in Rule 10A-3” under the Exchange Act. Please clarify that your audit committee financial expert is independent as defined in the listing standards applicable to the company (i.e., Nasdaq). See paragraph (a)(2) of Item 16A of Form 20-F.

Response:

Under Nasdaq’s Marketplace Rule 5615, Foreign Private Issuers are exempt from complying with Nasdaq’s independent director (as defined in Marketplace Rule 5605(a)(2)) requirement as set forth in Marketplace Rule 5605 except that the members of the audit committee should meet the criteria for independence set forth in Rule 10A-3(b)(1) under the Exchange Act (subject to the exemptions provided in Rule 10A-3(c) under the Exchange Act). Technically, Seung-Han Ha meets the independence requirement under Nasdaq’s Marketplace Rules as the exemption provided in Rule 5615 applies to the Company. However, if we disclose that “Seung-Han Ha is independent under Nasdaq’s Marketplace Rules,” investors may think that Nasdaq’s independent director (as defined in Marketplace Rule 5605(a)(2)) requirement would apply to him. We believe the disclosure in the current form is accurate and will cause less confusion among the readers. Respectfully, we would like to keep the disclosure referred to in your comment in the current form.

Item 16B. Code of Ethics, page 61

11.          You state that you have “adopted a code of ethics that applies to all employees as well as each member of [y]our board of Directors.” Please confirm, if true, that the code of ethics applies specifically to the company’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Also confirm that in future filings you will provide disclosure specifically addressing whether the code of ethics applies to the person specified in paragraph (a) of Item 163.

Response:

We confirm that our code of ethics applies to our Chief Executive Officer and Chief Financial Officer. We will also revise Item 16B. as set forth below:

Item 16B.  Code of Ethics

We have adopted a code of ethics that applies to each member of our board of Directors and all employees, including our Chief Executive Officer and our Chief Financial Officer. The code of ethics was filed as exhibit 11.1 to the annual report on Form 20-F filed on June 25, 2004.

Item 18. Financial Statements

Notes to Consolidated Financial Statements

Note 2 -Significant Accounting Policies

Research and development expenses, pages F-13 and F-14

12.          We note your statement that “advance payments made by the Company will be used to offset against the future royalty payments” which suggests that these payments are deferred. You then disclose the amounts paid in each of the years presented and state that “these payments were expensed and recorded as a research and development expense in the consolidated statements of operations.” Please explain how these advance payments are treated for purposes of balance sheet presentation and periodic expense recognition.

Response:

The payments in question relate to the funding of the development of the new games. Under the terms of the agreements, RTW and Red5 were to develop the games and then transfer publishing rights to us in exchange for quarterly payments prior to commercialization and royalty payments after commercialization. After commercialization, the future royalty amounts owed by us would be reduced for the payments already made to RTW and Red5 prior to commercialization. Prior payments made by us to

RTW and Red5 are recoverable against future royalties if the games generate enough revenue upon achieving technological and commercial feasibility and after being published by us. Since the recoverability of the funds was contingent on the success of the games, the risk of collection lies with the Company and not RTW nor Red5. In addition, if the agreement is terminated prior to completion due to failure on quality standard of the games, we are not entitled to a refund of these amounts.

Statement of Financial Accounting Standards No. 68 Research and Development Arrangements (“FAS 68”) paragraph 12, states that if repayment to an enterprise of any loan or advance by the enterprise to the other parties depends solely on the results of the research and development having future economic benefit, the loan or advance shall be accounted for as costs incurred by the enterprise.

There were uncertainties as to the success of development of the games, as the games have not gone through the close and open beta test yet. As a result, it was not possible to reasonably predict the “probability of success” of the complete development of the games.

Given these facts and circumstances, we have accounted for these payments as research and development expenses in our consolidated statements of operations for the years ended December 31, 2006, 2007, and 2008.

We have the use of the word “advance” when describing these payments, as these payments were made in advance of commercialization. In future filings, we will clarify this matter and more clearly explain that these payments were made prior to the establishment of technological and commercial feasibility, represent the development costs of the aforementioned games, and that recoverability of those costs are contingent upon successful development and commercialization of the games, and upon generating sufficient revenues from the games after commercialization.

13.          We note that as a result of your April 2008 termination agreement with RTW, you have recorded offsets to research and development expense at December 31, 2008, including an offset that resulted in a receivable of $7.0 million. With regard to the receivable, our understanding is that this amount was collected subsequent to the balance sheet date. Please tell us how you considered the guidance in paragraph 17 of SFAS 5 in determining to record this gain as of December 31, 2008. Further, please explain how you determined that the amounts received in the termination agreement should be classified as offsets to research and development expense.

Response:

The gain amount in question was not a gain contingency. The amount was a contractual based amount and was agreed to by all parties involved. Per the termination agreement, RTW was contractually obligated to make the $7.0 million payment to us on or before December 31, 2008. The payment was delayed slightly by RTW. We therefore recorded a receivable for this amount and a corresponding expense reduction in 2008 as 2008 was the period in which the termination agreement became effective, and collection of the $7.0 million payment was reasonably assured as of December 31, 2008.

We did not record any royalty income related to the 15% of the revenue following commercial release as no such sales occurred as of December 31, 2008. The payment collection schedule of the termination agreement was as follows:

Agreement clauses	Due date in the agreement	Amount
3.1	Within 30 days of signing of mutual agreement	USD 2,916,667
3.2	On or before June 30, 2008	USD 500,000
3.3	On or before December 31, 2008	USD 7,000,000
3.4		15% of RTW’s receipts associated with the APB game for the first three years from commercial launch, minimum USD 5,000,000 and capped at USD 12,000,000

During the years ended December 31, 2006 and 2007, the Company incurred and paid a total of ￦17,200 million in accordance with the terms of the previous contract. These amounts were expensed and recorded as a research and development expense in the consolidated statements of operations for the years ended December 31, 2006 and 2007.

As the termination payment received by the Company represents a partial refund of the previous research and development costs incurred by the Company described above, the Company has recorded the receipt of the termination payments (related to the termination of the prior agreements) as an offset to research and development expense in the consolidated statement of operations for the year ended December 31, 2008.

14. Refer to the last paragraph of this section and explain why you have included research and development costs in cost of revenues.

Response:

The research and development costs included in cost of revenues are composed of the following.

The costs for developing and maintaining the existing games (“MU” and “SUN”). These were revenue generating games during the year ended December 31, 2008.  Part of the revenues are derived from game environment development and maintenance. For example, additional “stories” for the existing games, game items, tools, and technical updates provide for additional game environments. These enhancements to existing commercial games add to the revenue base for such games. Therefore, we have classified such development and maintenance costs as part of cost of revenues. The amounts included in cost of revenue for such activities were ￦4,147 million, ￦7,369 million and ￦7,397 million for the years ended December 31, 2006, 2007, and 2008, respectively.

For the new games that have not reached technological feasibility, such research and development activities are classified as research and development expenses in our consolidated statement of operations.

In future filings, we will add more clarifying descriptions as to which costs relate to the development and maintenance of existing revenue generating games, and which costs relate to the research and development activities for the new games that have not reached technological nor commercial feasibility.

Item 19. Exhibits

15.          We note your disclosure that Webzen Taiwan was your only significant wholly-owned subsidiary as of December 31, 2008. Please include as an exhibit all of the information required pursuant to Instruction 8 to the Exhibits of Form 20-F. Note that the information should be provided in an exhibit to the Form 20-F rather than as a cross-reference to the disclosure in the filing.

Response:

In response to the Staff’s comment, we will file an exhibit with a list of all of our subsidiaries and the information required pursuant to Instruction 8 to the Exhibits of Form 20-F in the form as set forth in Appendix A attached to this letter.

16.          Please file the following agreements with NHN Games and its affiliates or tell us why you believe the agreements are not required to be filed as exhibits to the Form 20-F. We note your disclosure that some of these agreements were entered into in the ordinary course of business. However, agreements to which security holders named in the filing are parties are required to be filed pursuant to Instruction 4(b)(i) to the Exhibits of Form 20-F, even if made in the ordinary course of business.

•	Channeling agreement with NHN Corp. entered into in March 2009

•	Service Agreement with NHN Games entered into in April 2009

•	Lease Agreement with nPluto Co., Ltd, an affiliate of NHN Corp., entered into in April 2009

•	Three-year exclusive license with NHN USA Inc. entered into in May 2009 to distribute Soul of the Ultimate Nation

•	Outsourcing Agreement with NHN Games entered into in June 2009

•	Three-year license agreement with NHN USA Inc. entered into in May 2008 for the distribution of Huxley in North America and Europe

Response:

In response to the Staff’s comment, we will file the contracts referred to above or its English translation as exhibits to the 2008 Form 20-F, except for our lease contract with nPluto, which we consider an immaterial contract. See our Response to Comment 7 herein. We intend to request confidentiality for certain terms and provisions in the agreements pursuant to Rule 24b-2 under the Exchange Act and will separately submit the hardcopies of the contracts (full versions and redacted versions) with a confidential treatment request letter.

17.           Please file any voting trust agreements in accordance with Instruction 3 to the Exhibits of Form 20-F. In this regard, we note your disclosure on page 14 that certain individuals have an arrangement with NHN Games to engage in good faith discussions before NHN Games exercises any voting rights of the common stock and that voting rights will be exercised together in the same direction in accord with these discussions.

Response:

In response to the Staff’s comment, we will file as exhibits the English translation of powers of attorney issued by Nam-Ju Kim, Ki-Yong Cho, Kil-Saup Song, Hyung-Cheol Kim and Chang Keun Kim appointing NHN Games as their attorney-in-fact and setting forth that each individual co-owns their Common Shares with NHN Games under the Korean securities law. Such powers of attorney will also be provided to you as supplemental information for your review.

* * * * *

If you have any questions about this response letter or any further comments on our 2008 Form 20-F, please do not hesitate to contact Eugene C. Gregor (tel: +81-3-5561-4566; fax: +81-3-5561-4774) or Richard Lee (tel: +852-2533-3331; fax: +852-2533-3388) of Davis Polk & Wardwell, our outside U.S. counsel.

Sincerely yours,

/s/ Hwi Joon Shin

Hwi Joon Shin
Chief Financial Officer
Webzen Inc.

Attachment

cc:	Byoung Ju Lee
Webzen Inc.
Sung-Ki Jun
Doo-Sam Kim
Samil PricewaterhouseCoopers
Eugene C. Gregor, Esq.
Richard (Sukjoon) Lee, Esq.
Davis Polk & Wardwell

Appendix A

Exhibit 8.1

List of Subsidiaries

1.	Webzen Taiwan Inc., a corporation organized under the laws of the Republic of China;

2.
9Webzen (HK) Limited, a corporation organized under the laws of Hong Kong, and its wholly-owned subsidiary 9Webzen Information Technology (Shanghai) Co., Ltd., a company organized under the laws of the People’s Republic of China;

3.	Webzen China Co., Ltd., a company organized under the laws of the People’s Republic of China;

4.	Webzen America Inc., a company incorporated under the laws of the State of California; and

5.	Flux, Inc., a corporation organized under the laws of the Republic of Korea.